SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
CENTURY PROPERTIES GROWTH FUND XXII

(Name of Subject Company)
CENTURY PROPERTIES GROWTH FUND XXII

(Name of Person(s) Filing Statement)
Units of Limited Partnership Interests

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place
Greenville, South Carolina 29602
(864) 239-1000

(Name, Address, and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
     This Schedule 14D-9 relates to a tender offer by MPF-NY 2006, LLC; MPF Income Fund 21, LLC; MPF Flagship Fund 12, LLC; MPF Value Fund 6, LLC; MP Falcon Growth Fund 2, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MPF Special Fund 8, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 7, LLC; MPF DeWaay Premier Fund 2, LLC; and MPF DeWaay Premier Fund 4, LLC (collectively, the “Offerors”), to purchase up to 12,500 units of limited partnership interest (“Units”) of Century Properties Growth Fund XXII, a California limited partnership, at a price of $200.00 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between October 26, 2006 and December 12, 2006 or such other date to which the offer may be extended. The offer to purchase Units is being made pursuant to an Offer to Purchase dated October 26, 2006 (the “Offer to Purchase”), and a related Letter of Transmittal, copies of which were filed with the Securities and Exchange Commission (the “SEC”) on October 26, 2006.
ITEM 1. SUBJECT COMPANY INFORMATION.
     The name of the subject company is Century Properties Growth Fund XXII, a California limited partnership (the “Partnership”). The address of the principal executive offices of the Partnership is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its telephone number is (864) 239-1000.
     The title of the class of equity securities to which this Schedule 14D-9 relates is the units of limited partnership interest of the Partnership. As of June 30, 2006, 82,848 Units were outstanding.
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
     This Schedule 14D-9 is being filed by the Partnership, the subject company. The Partnership’s general partner is Fox Partners, IV., a California general partnership (the “General Partner”). The Partnership’s business address and telephone number are set forth in Item 1 above.
     This Schedule 14D-9 relates to a tender offer by the Offerors to purchase Units of the Partnership in cash, at a price of $200.00 per Unit, less the amount of any distributions declared or made with respect to the Units between October 26, 2006 and December 12, 2006 or such other date to which the offer may be extended. The offer to purchase Units in the Partnership is being made pursuant to the Offer to Purchase and a related Letter of Transmittal. The tender offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Schedule TO”), which was filed with the SEC on October 26, 2006. As set forth in the Offer to Purchase incorporated by reference into the Schedule TO, the principal business address of the Offerors is 1640 School Street, Moraga, California 94556.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     The Partnership has no employees and depends on the Fox Capital Management Corporation (the “Managing General Partner”), a California corporation and the general partner of the General Partner, and its affiliates for the management and administration of all partnership activities. The Amended and Restated Partnership Agreement dated January 31m 1984 by and among the General Partner, Fox Associates Partners II, Fox Assignor, Inc. and such other Persons as may be added as Limited Partners and Substituted Limited Partners pursuant to the terms thereof (the “Partnership Agreement”) provides for certain payments to affiliates for services and as reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.
     Affiliates of the Managing General Partner receive 5% of gross receipts from all of the Partnership’s properties as compensation for providing property management services. The Partnership paid to such affiliates approximately $416,000 and $453,000 for the six months ended June 30, 2006 and 2005, respectively.
     Affiliates of the Managing General Partner received reimbursement of accountable administrative expenses amounting to approximately $182,000 and $247,000 for the six months ended June 30, 2006 and 2005, respectively. A portion of these reimbursements for the six months ended June 30, 2006 and 2005 are fees related to construction management services provided by an affiliate of the Managing General Partner of approximately $86,000 and $154,000, respectively.
     Pursuant to the Partnership Agreement, for managing the affairs of the Partnership, the General Partner is entitled to receive a Partnership management incentive allocation equal to 10% of the Partnership’s adjusted cash from operations as distributed. No such incentive was paid during the six months ended June 30, 2006 or 2005.
     An affiliate of the Managing General Partner has made available to the Partnership a credit line of up to $150,000 per property owned by the Partnership. Advances under the credit line will be unsecured and accrue interest at the prime rate plus 2% per annum (10.25% at June 30, 2006). During the six months ended June 30, 2005, an affiliate of the Managing General Partner agreed to advance funds in excess of the $150,000 line of credit to fund operating expenses at several of the investment properties and advanced funds of approximately $1,983,000. Payments of approximately $100,000 were made during the six months ended June 30, 2005, which included accrued interest of less than $1,000. The Partnership repaid all 2005 advances during the fourth quarter of 2005 from sales proceeds from Four Winds Apartments. Interest expense amounted to approximately $94,000 for the six months ended June 30, 2005. There were no advances made during the six months ended June 30, 2006.
     The Partnership insures its properties up to certain limits through coverage provided by Apartment Investment and Management Company (“Aimco”) which is generally self-insured for a portion of losses and liabilities related to workers compensation, property casualty, general liability and vehicle liability. The Partnership insures its properties above the Aimco limits through insurance policies obtained by Aimco from insurers unaffiliated with the Managing General Partner. During the six months ended June 30, 2006, the Partnership was charged by Aimco and its affiliates approximately $394,000 for hazard insurance coverage and fees associated with policy claims administration. Additional charges will be incurred by the Partnership during 2006 as other insurance policies renew later in the year. The Partnership was charged by Aimco and its affiliates approximately $281,000 for insurance coverage and fees associated with policy claims administration during the year ended December 31, 2005.
ITEM 4. SOLICITATION OR RECOMMENDATION.
     The information set forth in the Letter to the Unit holders, dated as of November 8, 2006, a copy of which is attached hereto as Exhibit (a)(2), is incorporated herein by reference.
ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     Not applicable.
ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     On October 17, 2006, AIMCO Properties, L.P. purchased 10 Units for $401.29 per Unit in a direct purchase from a limited partner.
ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     Not applicable.
ITEM 8. ADDITIONAL INFORMATION.
     The information set forth in the Letter to the Unit holders, dated as of November 8, 2006, a copy of which is attached hereto as Exhibit (a)(2), is incorporated herein by reference.
ITEM 9. EXHIBITS.

(a)(2)	Letter to the Unit Holders of the Partnership, dated November 8, 2006.

(e)	Not applicable.

(g)	Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 8, 2006

CENTURY PROPERTIES GROWTH FUND XXII

By:	Fox Partners, IV (General Partner)

By:	Fox Capital Management Corporation

(Managing General Partner)

By:	/s/ Martha L. Long

Martha L. Long Senior Vice President